UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Tuniu Corporation
(Name of Issuer)

American depository shares, each representing three Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

89977P106
(CUSIP Number)

Prime Capital Management Company Limited
Unit 2303,23/F
Low Block,Grand Millennium Plaza
181 Queen's Road, Central
Hong Kong, PRC
Attention : YIJUN LIU
Telephone :(852)36025100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2014
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section
18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 89977P106      SCHEDULE 13D        Page 2 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)

Prime Capital Management (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)
(b) x

3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)


6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

8,547,285

(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

8,547,285

(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,547,285

(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24%


14.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 89977P106      SCHEDULE 13D         Page 3 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)



6.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

8,547,285

(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

8,547,285

(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,547,285

(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24%


14.TYPE OF REPORTING PERSON(see instructions)


IA


CUSIP No. 89977P106    SCHEDULE   13D        Page 4 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)



6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

8,197,038

(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

8,197,038

(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,197,038

(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23%


14.TYPE OF REPORTING PERSON(see instructions)

OO


CUSIP No:89977P106  SCHEDULE 13D          Page 5 of 13 Pages


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)     x

3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)


6.CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

8,547,285

(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

8,547,285

(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,547,285

(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24%


14.TYPE OF REPORTING PERSON(see instructions)

IN,HC


CUSIP No: 89977P106    SCHEDULE  13D       Page 6 of 13 Pages

This Amendment No. 1 amends certain statement on the Schedule 13D filed on September 08, 2014, jointly filed by Prime
Capital Management (Cayman) Limited,a Cayman Islands exempted company,Prime Capital Management Company Limited,a Hong Kong limited company, Dragon Billion China Master Fund ,a Cayman Islands exempted company,and Mr. Yijun Liu,a citizen of the People's Republic of China with the Securities and Exchange Commission with respect to ownership relates to the Class
A Ordinary Shares, $0.0001 par value per share, of Tuniu Corporation, a Cayman Islands corporation (as previously filed, the "Existing Schedule 13D" and as amended hereby, this "Schedule 13D". Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged.Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.



CUSIP Number: 89977P106    SCHEDULE  13D     Page 7 of 13 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first sentence of the third paragraph of Item 3 of the Existing
Schedule 13D is hereby amended and restated as follows:

Details of the acquisition since the Existing Schedule 13D are included in Exhibit A and Exhibit B, both of which are attached hereto.



CUSIP Number: 89977P106    SCHEDULE  13D     Page 8 of 13 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a),Item 5(b) and Item 5(c) of the Existing Schedule 13D is hereby amended and restated as follows:


(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below.

The percentages used in this Item 5 are calculated based on 35,666,666 Class A ordinary shares outstanding as of May 09, 2014 as reported in the Issuer's Form
424(B)(4) dated May 08, 2014. Beneficial ownership information is presented as of October 20,2014.


Amount beneficially owned:  As of October 20, 2014, Prime
Capital HK , Prime Capital Cayman and Mr. Liu may be deemed to be the beneficial owner of 8,547,285 Class A ordinary shares (upon conversion of the American Depository Shares) and the Fund may be deemed to be the beneficial owner of 8,197,038 Class A ordinary shares (upon conversion of the American Depository Shares)

Percent of class:

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:  24%
(ii) the Fund:  23%


(b) Number of shares as to which the person has:

Sole power to vote or to direct the vote : 0

Shared power to vote or to direct the vote  :

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:8,547,285

(ii) the Fund: 8,197,038


Sole power to dispose or to direct the disposition of : 0

Shared power to dispose or to direct the disposition of

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:8,547,285

(ii) the Fund:  8,197,038



(c) This Schedule 13D is being filed to report the acquisition of beneficial ownership of American Depositary Shares by the Reporting Persons. Details of the acquisition since the Existing
Schedule 13D are included in Exhibit A and Exhibit B, both of which are attached hereto. All of the transactions have been executed in the open market.



CUSIP Number: 89977P106    SCHEDULE  13D     Page 9 of 13 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A and Exhibit B in Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following rows

Exhibit A Transactions in American Depositary Shares by
          Dragon Billion China Master Fund since the Existing Schedule 13D


Exhibit B Transactions in American Depositary Shares by the managed account since the Existing Schedule 13D




CUSIP No. 89977P106	 SCHEDULE 13D     Page 10 of 13 Pages


Certifications.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.





CUSIP No.  89977P106	 SCHEDULE 13D   Page 11 of 13 Pages



JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13D relating to the beneficial ownership of Class A Ordinary Shares, $0.0001 par value per share, of Tuniu Corporation, and any further amendments thereto, is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SIGNATURES


Date: October 20, 2014
YIJUN LIU


By: /s/__YIJUN LIU__
Name: YIJUN LIU


Date: October 20, 2014
PRIME CAPITAL MANAGEMENT COMPANY LIMITED


By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR


Date: October 20, 2014
PRIME CAPITAL MANAGEMENT (CAYMAN) LIMITED



By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR



CUSIP No.  89977P106	 SCHEDULE 13D	 Page 12 of 13 Pages



Date: October 20, 2014
DRAGON BILLION CHINA MASTER FUND


By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR


CUSIP No.  89977P106	 SCHEDULE 13D	 Page 13 of 13 Pages

Exhibit A Transactions in American Depositary Shares by Dragon Billion China Master Fund since the Existing Schedule 13D

Trade Date	B/S	Qty	Price ($)  Consideration($)
2014-10-16	B	11,937	15.99	   -191,469.48
2014-10-15	B	4,568	15.74	   -72,109.53
2014-10-15	B	819	16.00	   -13,132.91
2014-10-15	B	6,091	15.82	   -96,644.07
2014-10-15	B	5,597	15.89	   -89,024.76
2014-10-14	B	4,774	16.00	   -76,471.84
2014-10-14	B	2,100	15.85	   -33,398.40
2014-10-14	B	811	15.96	   -12,986.46
2014-10-14	B	2,100	15.73	   -33,122.67
2014-10-13	B	42,612	15.83	   -676,823.44
2014-10-13	B	21,581	15.75	   -340,228.78
2014-10-13	B	13,606	15.94	   -217,385.78
2014-10-13	B	29,711	15.76	   -469,781.42
2014-10-13	B	9,549	15.95	   -152,784.00
2014-10-10	B	39,789	15.56	   -621,193.83
2014-10-10	B	15,801	15.56	   -246,715.23
2014-10-10	B	13,403	15.59	   -209,215.47
2014-10-10	B	61,730	15.78	   -976,445.14
2014-10-9	B	20,455	15.85	   -325,158.82
2014-10-9	B	53,467	15.83	   -848,943.68
2014-10-9	B	20,073	15.84	   -318,285.52
2014-10-9	B	9,950	15.84	   -157,971.18
2014-10-8	B	12,414	16.00	   -199,188.84
2014-10-8	B	27,961	16.00	   -448,659.41
2014-10-8	B	1,432	16.00	   -22,969.28
2014-10-8	B	6,875	15.99	   -110,050.88

Exhibit B Transactions in American Depositary Shares by the managed account since the Existing Schedule 13D

Trade Date	B/S	Qty	Price ($)  Consideration($)
2014-10-16	B	563	15.99	   -9,030.52
2014-10-15	B	265	15.89	   -4,215.04
2014-10-15	B	288	15.82	   -4,569.61
2014-10-15	B	216	15.74	   -3,409.73
2014-10-15	B	39	16.00	   -625.38
2014-10-14	B	39	15.96	   -624.5
2014-10-14	B	100	15.85	   -1,590.40
2014-10-14	B	100	15.73	   -1,577.27
2014-10-14	B	226	16.00	   -3,620.16
2014-10-13	B	451	15.95	   -7,216.00
2014-10-13	B	1,402	15.76	   -22,168.00
2014-10-13	B	2,011	15.83	   -31,941.52
2014-10-13	B	642	15.94	   -10,257.36
2014-10-13	B	1,019	15.75	   -16,064.74
2014-10-10	B	2,913	15.78	   -46,077.83
2014-10-10	B	746	15.56	   -11,647.97
2014-10-10	B	633	15.59	   -9,880.88
2014-10-10	B	1,878	15.56	   -29,319.71
2014-10-9	B	470	15.84	   -7,461.96
2014-10-9	B	2,523	15.83	   -40,059.94
2014-10-9	B	965	15.85	   -15,339.93
2014-10-9	B	947	15.84	   -15,016.01
2014-10-8	B	586	16.00	   -9,402.66
2014-10-8	B	325	15.99	   -5,202.41
2014-10-8	B	1,319	16.00	   -21,164.54
2014-10-8	B	68	16.00	   -1,090.72